**Eun Ah Choi**
**Vice President**
Listing Qualifications

_By Electronic Mail_

October 26, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 26, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Deep Medicine Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Units, each consisting of one share of Class A Common Stock and one Right**

**Class A Common Stock, par value $0.0001 per share**

**Rights, each exchangeable into one-tenth of one share of Class A Common Stock**

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

_Eun Ah Choi_